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
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                                                                     OMB APPROVAL
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
                                                               OMB Number:    3235-0145
                                                               Expires: August 31, 1999
                                  UNITED STATES                Estimated average burden
                       SECURITIES AND EXCHANGE COMMISSION      hours per expense....14.90
                             WASHINGTON, D.C. 20549           ----------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



        LAS VEGAS DISCOUNT GOLF & TENNIS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

        No Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     517668
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Mr. Perry Rogers                             Copy to: Anthony D. Decello
Agassi Enterprises, Inc.                              Investment Advisors
3960 Howard Hughes Parkway, Suite 750                   International, Inc.
Las Vegas, Nevada 89109                               IMG Center, Suite 100
(702) 227-5700                                        1360 East 9th Street
                                                      Cleveland, Ohio 44114-1782

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                October 19, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                       page   2     of  22
                                                            -------    ------

CUSIP No.    517668
          -----------------

--------------------------------------------------------------------------------

1  Names of Reporting Persons.
   I.R.S Identification Nos. of above persons (entities only)

    ASI Group, L.L.C.         34-1875738
--------------------------------------------------------------------------------

2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
           ---------------------------------------------------------------------

   (b)        X
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

3  SEC Use Only
--------------------------------------------------------------------------------

4  Source of Funds (See Instructions)   Affiliate (AF)
--------------------------------------------------------------------------------

5  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
--------------------------------------------------------------------------------

6  Citizenship or Place of Organization           Nevada
--------------------------------------------------------------------------------

               7  Sole Voting Power 2,651,265 (including options to
                  acquire 347,975 shares)
Number Of         --------------------------------------------------------------
Shares Bene-
ficially       8  Shared Voting Power       0
Owned by Each     --------------------------------------------------------------
Reporting
Person With    9  Sole Dispositive Power 2,651,265 (including options to
                  acquire 347,975 shares)
                  --------------------------------------------------------------

              10  Shared Dispositive Power   0
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 2,651,265 (including options to acquire 347,975 shares)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)   31.25
--------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
     (OO) Other
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)]

(3)  The 3rd row is for SEC internal use; please leave blank.

                                                       page   3     of  22
                                                            -------    ------

CUSIP No.    517668
          -----------------

--------------------------------------------------------------------------------

1  Names of Reporting Persons.
   I.R.S Identification Nos. of above persons (entities only)

          James Earl Rogers
--------------------------------------------------------------------------------

2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
           ---------------------------------------------------------------------

   (b)              X
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

3  SEC Use Only
--------------------------------------------------------------------------------

4  Source of Funds (See Instructions)   Other (00)
--------------------------------------------------------------------------------

5  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
--------------------------------------------------------------------------------

6  Citizenship or Place of Organization      Nevada
--------------------------------------------------------------------------------

               7  Sole Voting Power          0
Number Of         --------------------------------------------------------------
Shares Bene-
ficially by    8  Shared Voting Power 2,651,265 (including options to
Owned by Each     acquire 347,975 shares)
Reporting         --------------------------------------------------------------
Person With
               9  Sole Dispositive Power     0
                  --------------------------------------------------------------

              10 Shared Dispositive Power 2,651,265 (including options to acquire 347,975 shares)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 2,651,265 (including options to acquire 347,975 shares)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)   31.25
--------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
     Individual (IN)
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)]

(3)  The 3rd row is for SEC internal use; please leave blank.

                                                       page   4     of  22
                                                            -------    ------

CUSIP No.    517668
          -----------------

--------------------------------------------------------------------------------

1  Names of Reporting Persons.
   I.R.S Identification Nos. of above persons (entities only)

          Andre K. Agassi
--------------------------------------------------------------------------------

2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
           ---------------------------------------------------------------------

   (b)              X
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

3  SEC Use Only
--------------------------------------------------------------------------------

4  Source of Funds (See Instructions)   Personal Funds (PF)
--------------------------------------------------------------------------------

5  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
--------------------------------------------------------------------------------

6  Citizenship or Place of Organization      Nevada
--------------------------------------------------------------------------------

               7  Sole Voting Power          0
Number Of         --------------------------------------------------------------
Shares Bene-
ficially by    8  Shared Voting Power 2,651,265 (including options to
Owned by Each     acquire 347,975 shares)
Reporting         --------------------------------------------------------------
Person With
               9  Sole Dispositive Power     0
                  --------------------------------------------------------------

              10 Shared Dispositive Power 2,651,265 (including options to acquire 347,975 shares)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 2,651,265 (including options to acquire 347,975 shares)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)   31.25
--------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
     Individual (IN)
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)]

(3)  The 3rd row is for SEC internal use; please leave blank.

                                                       page   5     of  22
                                                            -------    ------

CUSIP No.    517668
          -----------------

--------------------------------------------------------------------------------

1  Names of Reporting Persons.
   I.R.S Identification Nos. of above persons (entities only)

          Perry Craig Rogers
--------------------------------------------------------------------------------

2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
           ---------------------------------------------------------------------

   (b)              X
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

3  SEC Use Only
--------------------------------------------------------------------------------

4  Source of Funds (See Instructions)   Personal Funds (PF) and other (OO)
--------------------------------------------------------------------------------

5  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
--------------------------------------------------------------------------------

6  Citizenship or Place of Organization      Nevada
--------------------------------------------------------------------------------

               7  Sole Voting Power          0
Number Of         --------------------------------------------------------------
Shares Bene-
ficially by    8  Shared Voting Power 2,651,265 (including options to
Owned by Each     acquire 347,975 shares)
Reporting         --------------------------------------------------------------
Person With
               9  Sole Dispositive Power     0
                  --------------------------------------------------------------

              10 Shared Dispositive Power 2,651,265 (including options to acquire 347,975 shares)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 2,651,265 (including options to acquire 347,975 shares)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)   31.25
--------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
     Individual (IN)
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)]

(3)  The 3rd row is for SEC internal use; please leave blank.

                                                       page   6     of  22
                                                            -------    ------

CUSIP No.    517668
          -----------------

--------------------------------------------------------------------------------

1  Names of Reporting Persons.
   I.R.S Identification Nos. of above persons (entities only)

          Sunbelt Communications Company            88-0229427
--------------------------------------------------------------------------------

2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
           ---------------------------------------------------------------------

   (b)              X
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

3  SEC Use Only
--------------------------------------------------------------------------------

4  Source of Funds (See Instructions)   Bank (BK)
--------------------------------------------------------------------------------

5  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
--------------------------------------------------------------------------------

6  Citizenship or Place of Organization      Nevada
--------------------------------------------------------------------------------

               7  Sole Voting Power          0
Number Of         --------------------------------------------------------------
Shares Bene-
ficially by    8  Shared Voting Power 2,651,265 (including options to
Owned by Each     acquire 347,975 shares)
Reporting         --------------------------------------------------------------
Person With
               9  Sole Dispositive Power     0
                  --------------------------------------------------------------

              10 Shared Dispositive Power 2,651,265 (including options to acquire 347,975 shares)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 2,651,265 (including options to acquire 347,975 shares)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)   N/A
--------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
     Corporation (CO)
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)]

(3)  The 3rd row is for SEC internal use; please leave blank.

                                                       page   7     of  22
                                                            -------    ------
CUSIP No. 517668


                            NOTES TO SCHEDULE 13D FOR
                                 ANDRE K. AGASSI


1. The Reporting Person shares voting and dispositive power as described in Item 5 of this Schedule 13D.

2. The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 of the Securities Act of 1934, as amended. See
         Item 5 of this Schedule 13D.

                                                       page   8     of  22
                                                            -------    ------
CUSIP No. 517668


                            NOTES TO SCHEDULE 13D FOR
                         SUNBELT COMMUNICATIONS COMPANY


1. The Reporting Person shares voting and dispositive power as described in Item 5 of this Schedule 13D.

2. The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 of the Securities Act of 1934, as amended. See
         Item 5 of this Schedule 13D.

                                                       page   9     of  22
                                                            -------    ------
CUSIP No. 517668


                            NOTES TO SCHEDULE 13D FOR
                               PERRY CRAIG ROGERS


1. The Reporting Person shares voting and dispositive power as described in Item 5 of this Schedule 13D.

2. The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 of the Securities Act of 1934, as amended. See
         Item 5 of this Schedule 13D.

                                                       page  10     of  22
                                                            -------    ------
CUSIP No. 517668

                            NOTES TO SCHEDULE 13D FOR
                                JAMES EARL ROGERS


1. The Reporting Person shares voting and dispositive power as described in Item 5 of this Schedule 13D.

2. The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 of the Securities Act of 1934, as amended. See
         Item 5 of this Schedule 13D.

                                                       page  11     of  22
                                                            -------    ------
CUSIP No. 517668


ITEM 1.  SECURITY AND ISSUER

         The title and class of equity securities to which this Schedule 13D relates is the Common Stock, no par value per share (the "Common Stock") of Las Vegas Discount Golf & Tennis, Inc., a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 5325 South Valley View Boulevard, Suite 10, Las Vegas, Nevada 89118.

ITEM 2.  IDENTITY AND BACKGROUND

         (a, b, c and f) This Schedule 13D is being filed by the following persons:

                  (i) ASI Group, L.L.C. (the "Reporting Person"), a Nevada limited liability company engaged in the business of investing in securities; its principal business address and its principal office address is 3960 Howard Hughes Parkway, Suite 750, Las Vegas, Nevada 89109; and

                  (ii) Andre K. Agassi ("Agassi"), an individual, a United States citizen, having a business address at Agassi Enterprises, Inc., 3960 Howard Hughes Parkway, Suite 750, Las Vegas, Nevada 89109; Agassi is a professional tennis player; the services of Agassi are offered through his wholly owned service corporation, Agassi Enterprises, Inc., a Nevada corporation; the principal business address of Agassi Enterprises, Inc. is 3960 Howard Hughes Parkway, Suite 750, Las Vegas, Nevada 89109; and

                  (iii) Sunbelt Communications Company ("Sunbelt"), a Nevada corporation, engaged in the business of broadcasting; its business address and its principal office is 1500 Foremaster Lane, Las Vegas, Nevada 89101; and

                  (iv) James Earl Rogers ("JRogers"), an individual, a United States citizen, having a business address at 1500 Foremaster Lane, Las Vegas, Nevada 89101; JRogers is engaged in the business of radio and television broadcasting and owns television stations through his wholly-owned corporation, Sunbelt Communications Company, a Nevada corporation; the principal business address of Sunbelt Communications is 1500 Foremaster Lane, Las Vegas, Nevada 89101; and

                  (v) Perry Craig Rogers ("PRogers"), an individual, a United States citizen, having a business address at Agassi Enterprises, Inc., 3960 Howard Hughes Parkway, Suite 750, Las Vegas, Nevada
                                                       page  12     of  22
                                                            -------    ------

                           89109; PRogers is engaged in the business of acting as an attorney and business manager; his principal business address is at Agassi Enterprises, Inc., 3960 Howard Hughes Parkway, Suite 750, Las Vegas, Nevada 89109;

                  Agassi, Sunbelt and PRogers are the sole members and sole owners of the Reporting Person. JRogers is a controlling shareholder of Sunbelt.

         Exhibit 2.1 which is attached hereto and incorporated herein in its entirety by reference, sets forth the name, residence address or business address and certain employment information and citizenship of each of the executive officers and directors of Sunbelt.

         (d and e) None of the Reporting Person, Agassi, JRogers, PRogers or Sunbelt or to the best knowledge of the Reporting Person or Sunbelt, the persons listed in Exhibit 2.1, has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION



Two Million Three Hundred Three Thousand Two Hundred Ninety (2,303,290) shares of Common Stock were purchased by the Reporting Person with funds aggregating $2,500,000. Under the terms of the Operating Agreement of the Reporting Person among Agassi, Sunbelt and PRogers, as members of the Reporting Person, Agassi, Sunbelt and PRogers contributed $1.2 million, $1.2 million and $100,000, respectively, to the capital of the Reporting Person to provide such funds. Agassi obtained funds for this transaction from personal funds. PRogers obtained funds for this transaction from personal funds and other sources. Sunbelt obtained funds for this transaction from an additional draw (the "Draw") on an existing loan between AT&T Commercial Finance Corporation and Sunbelt and various of its affiliates. The Draw is in the amount of $1.2 million and bears interest at the commercial paper rate at the close of business on the first business day of every month plus 2.5%. Sunbelt is required to make monthly payments of principal and interest through June 1, 2008. In connection with such purchase the Reporting Person was also issued options to purchase up to Three Hundred Forty Seven Thousand Nine Hundred Seventy Five (347,975) shares of Common Stock for a price of $1.8392 per share. A copy of each of the above-referenced loan agreement and the Operating Agreement for the Reporting Person are filed as Exhibits 3.1 and 3.2 respectively to this Schedule 13D and are incorporated herein by reference.




ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person acquired the Common Stock and options specified in
Item 3 for investment purposes and for the purpose of acquiring an indirect equity interest in Saint Andrews Golf Corporation, a subsidiary of the Reporting Person, also for investment purposes. The Reporting Person may seek to influence the management and policies of the Company to enhance the value of all the shares of Common Stock.

         (a) Pursuant to the terms of the Investment and Voting Agreement between the Reporting Person and the Company, the Reporting Person and the Company also entered into an Option Agreement pursuant to which the Reporting Person was issued options to purchase up to Three Hundred Forty Seven Thousand Nine Hundred Seventy Five (347,975) shares of Common Stock for a price of $1.8392 per share. A copy of each of the Investment
                                                       page  13     of  22
                                                            -------    ------



                  and Voting Agreement and the Option Agreement, each dated as of October 19, 1998 are filed as Exhibits 4.1 and 4.2 respectively to this Schedule 13D and are incorporated herein by reference.


         (b)      None.

         (c)      None.

         (d)      None.

         (e)      None.

         (f)      None.

         (g)      None.

         (h)      None.

         (i)      None.

         (j)      None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of an aggregate of Two Million Six Hundred Fifty One Thousand Two Hundred Sixty Five (2,651,265) shares of Common Stock of the Company, representing approximately thirty one and one-quarter percent (31.25%) of the Common Stock of the Company, based upon the most recent available filing of the Company with the Securities and Exchange Commission. Of the Two Million Six Hundred Fifty One Thousand Two Hundred Sixty Five (2,651,265) shares, Three Hundred Forty Seven Thousand Nine Hundred Seventy Five (347,975) shares are deemed to be beneficially owned by the Reporting Person by reason of the fact that the Reporting Person has options to acquire such shares.

                  None of Agassi, JRogers, PRogers or Sunbelt own any shares of the Company directly but may be deemed to share beneficial ownership of all shares of Common Stock owned by the Reporting Person by virtue of the ownership relationship described in
                  Item 2.

         (b) Subject to its obligations under the Investment and Voting Agreement described in this Schedule 13D, the Reporting Person shall have the sole power of voting and disposition with respect to Two Million Three Hundred Three Thousand Two Hundred Ninety (2,303,290) shares of Common Stock of the Company; and assuming the Reporting Person exercises all the
                                                       page  14     of  22
                                                            -------    ------

                  options it currently owns to acquire shares of the Company's Common Stock, the Reporting Person shall have the sole power of voting and disposition with respect to an additional Three Hundred Forty Seven Thousand Nine Hundred Seventy Five (347,975) shares of Common Stock of the Company.

                  By reason of their ownership of the Reporting Person, each of Sunbelt, PRogers and Agassi may be deemed to share powers of voting and disposition with respect to Two Million Three Hundred Three Thousand Two Hundred Ninety (2,303,290) shares of Common Stock of the Company; and assuming the Reporting Person exercises all the options it currently owns to acquire shares of the Company's Common Stock, each of, PRogers, Agassi and Sunbelt may be deemed to share powers of voting and disposition with respect to an additional Three Hundred Forty Seven Thousand Nine Hundred Seventy Five (347,975) shares of Common Stock of the Company.

                  By reason of his ownership of Sunbelt, JRogers may be deemed to share powers of voting and disposition with respect to Two Million Three Hundred Three Thousand Two Hundred Ninety (2,303,290) shares of Common Stock of the Company, and assuming the Reporting Person exercises all the options it currently owns to acquire shares of the Company's Common Stock, JRogers may be deemed to share powers of voting and disposition with respect to an additional Three Hundred Forty Seven Thousand Nine Hundred Seventy Five (347,975) shares of Common Stock of the Company.

                  By reason of their positions as executive officers and directors of Sunbelt the persons described in Exhibit 2.1 hereto may be deemed to share powers of voting with respect to Two Million Three Hundred Three Thousand Two Hundred Ninety (2,303,290) shares of Common Stock of the Company; and assuming the Reporting Person exercises all the options it currently owns to acquire shares of the Company's Common Stock such persons may be deemed to share powers of voting with respect to an additional Three Hundred Forty Seven Thousand Nine Hundred Seventy Five (347,975) shares of Common Stock of the Company.

         (c) Set forth on Exhibit 5.1, attached hereto, is information concerning all transactions in the Company's stock by the Reporting Person that were effected during the past sixty (60) days. No transactions in the Company's stock were effected by any of Agassi, PRogers, JRogers or Sunbelt or the executive officers and directors of the Reporting Person during the past sixty (60) days.

         (d)      None.

                                                       page  15     of  22
                                                            -------    ------



         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the terms of the Investment and Voting Agreement between the Reporting Person and the Company, attached as Exhibit 4.1 hereto, the Reporting Person has a right of first refusal to purchase its pro rata share of all or any part of any shares of capital stock of the Company (or securities of any type whatsoever that are, or may become, convertible into shares of common or preferred stock of the Company) which the Company may propose to sell or issue. The number of shares of Common Stock of the Company owned by the Reporting Person by reason of purchase pursuant to the Investment and Voting Agreement shall be adjusted in the event the Company offers to sell any shares of its capital stock to any other person or entities at a lower price per share than the purchase price so paid by the Reporting Person or otherwise on more favorable terms.

         Pursuant to the terms of the Option Agreement, attached as Exhibit 4.2 hereto, the Reporting Person has the option to purchase up to Three Hundred Forty Seven Thousand Nine Hundred Seventy Five (347,975) shares of Common Stock of the Company at a price of $1.8392 per share.

         The Reporting Person has the right to demand that the Company effect a registration under the Securities Act of 1934 of the Common Stock of the Company purchased pursuant to the Investment and Voting Agreement or upon exercise of the options issued pursuant to the Option Agreement or to participate in any registration of Common Stock undertaken by the Company as long as the Reporting Person owns at least five percent (5%) of the Company's outstanding voting equity securities. Upon request of the Company or the underwriters managing an underwritten offering of the Company's securities, the Reporting Person will not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any of the Common Stock of the Company (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed one hundred and twenty (120) days) from the effective date of such registration as may be requested by the underwriters; provided that the officers and directors of the Company who own stock of the Company also agree to such restrictions.

         Pursuant to the terms of the Voting Agreement between the Reporting Person and each of Messrs. Vaso Boreta, Ronald Boreta, and John Boreta and Boreta Enterprises, Ltd. (collectively, "Boreta"), attached as Exhibit 6.1 hereto and incorporated by reference herein, the Reporting Person and Boreta agreed that, while the Reporting Person is an equity owner of the Company and/or Saint Andrews Golf Corporation ("SAGC"), each of the Reporting Person and Boreta will (a) vote the shares of capital stock of the Company any of them is entitled to vote as mutually agreed by the Reporting Person and Boreta (provided that no party will be so required to vote its shares if the subject action implemented in accordance with such mutual agreement, would in any manner adversely effect the interests of such party or the Company or SAGC, or adversely affect the value of
                                                       page  16     of  22
                                                            -------    ------

such shares) and (b) Boreta will, if it acquires additional capital stock of the Company or SAGC, transfer a portion of such capital stock to the Reporting Person so as to maintain their relative proportionate direct and indirect equity ownership in each of the Company and SAGC.

         Pursuant to the terms of the Co-Sale Agreement between the Reporting Person and Boreta, attached as Exhibit 6.2 hereto and incorporated by reference herein, the Reporting Person and Boreta agreed that, until the fifth anniversary of such agreement, except with respect to certain limited transactions, if any of Boreta proposes to sell any shares of capital stock of the Company, the Reporting Person shall have the right to participate in such sale of capital stock on the same terms and conditions.

         Attached hereto as Exhibit 3.2 and incorporated by reference herein is the Operating Agreement for the Reporting Person. The Operating Agreement provides that each member share in the profits and losses of the Reporting Person and have a vote regarding the various actions to be taken by the Reporting Person in proportion to the amount of capital contributed by such member to the Reporting Person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following documents are filed as exhibits:

        *2.1 Certain information about officers and directors of Sunbelt Communications Company.

        *3.1 Amended and Restated Loan Agreement dated as of May 18, 1998, as subsequently amended, by and between AT&T Commercial Finance Corporation (and other financial institution who may hereafter become parties hereto), as Lenders, AT&T Commercial Finance Corporation, as Agent and Sunbelt Communications Company, Valley Broadcasting Company, Yuma Broadcasting Company, Sierra Broadcasting Company, Oregon Trail Broadcasting Company, Falls Broadcasting Company, Two Ocean Broadcasting Company, Sierra Radio Company, Radio News Company, Ruby Mountain Broadcasting Company and Beartooth Communications Company, as Borrowers.


         3.2 Operating Agreement, dated as of October 19, 1998, by and among Andre K. Agassi, Perry Craig Rogers and Sunbelt Communications Company.


        *4.1 Investment and Voting Agreement, dated as of October 19, 1998, by and between ASI Group, L.L.C. and Las Vegas Discount Golf & Tennis, Inc.

        *4.2 Option Agreement, dated as of October 19, 1998, by and between ASI Group, L.L.C. and Las Vegas Discount Golf & Tennis, Inc.

        *5.1 Transactions by ASI Group, L.L.C. in Las Vegas Discount Golf & Tennis, Inc. stock

        *6.1 Voting Agreement dated as of October 19, 1998, by and among ASI Group, L.L.C. and Messrs. John Boreta, Ronald Boreta and Vaso Boreta and Boreta Enterprises Ltd.

        *6.2      Co-Sale Agreement, dated as of October 19, 1998, by and among
                                                       page  17     of  22
                                                            -------    ------

                  ASI Group, L.L.C., Las Vegas Discount Golf & Tennis, Inc. and Messrs. John Boreta, Ronald Boreta and Vaso Boreta and Boreta Enterprises Ltd.

      *  7.1      Agreement, dated as of October 19, 1998, by and among Andre K.
                  Agassi, James Earl Rogers, Perry Craig Rogers, ASI Group,
                  L.L.C. and Sunbelt Communications Company relating to the filing of a joint acquisition statement.

      *  7.2      Power of Attorney of James Earl Rogers.


      -----------
      *Previously filed
                                                       page  18     of  22
                                                            -------    ------



Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         October 19, 1998
         -----------------------------------------------------------------------
         Date

         /s/ Perry Craig Rogers
         -----------------------------------------------------------------------
         Signature

         ASI Group, L.L.C., by Perry Craig Rogers, member
         -----------------------------------------------------------------------
         Name/Title
                                                       page  19     of  22
                                                            -------    ------


Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         October 19, 1998
         -----------------------------------------------------------------------
         Date

         /s/ Perry Craig Rogers
         -----------------------------------------------------------------------
         Signature

         Perry Craig Rogers
         -----------------------------------------------------------------------
         Name/Title
                                                       page  20     of  22
                                                            -------    ------


Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         October 19, 1998
         -----------------------------------------------------------------------
         Date

         /s/ Andre K. Agassi
         -----------------------------------------------------------------------
         Signature

         Andre K. Agassi
         -----------------------------------------------------------------------
         Name/Title
                                                       page  21     of  22
                                                            -------    ------


Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         October 19, 1998
         -----------------------------------------------------------------------
         Date

         /s/ James Earl Rogers, by Perry Craig Rogers, attorney-in-fact
         -----------------------------------------------------------------------
         Signature

         Sunbelt Communications Company by James Earl Rogers, President
         by Perry Craig Rogers, attorney-in-fact
         -----------------------------------------------------------------------
         Name/Title
                                                       page  22     of  22
                                                            -------    ------


Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         October 19, 1998
         -----------------------------------------------------------------------
         Date

         /s/ James Earl Rogers
         -----------------------------------------------------------------------
         Signature

         James Earl Rogers
         -----------------------------------------------------------------------
         Name/Title